Exhibit 1.8

March 24, 2026

Andrew Simpson

Chief Executive Officer

HeartSciences Inc.

550 Reserve Street, Suite 360

Southlake, TX 76092

Re: Second Amendment to Selling Agent Engagement Letter (this “Amendment”)

Ladies and Gentlemen:

Reference is made to the Selling Agent Engagement Letter, dated October 17, 2024, as amended on March 10, 2025 (as amended, the “Engagement Letter”), by and between Heart Test Laboratories Inc. (now known as HeartSciences Inc., the “Company”) and Digital Offering LLC (“DO” or the “Selling Agent”), relating to the continuing offering under Regulation A of the Securities Act of 1933, as amended, by and for the Company of Units, each Unit consisting of one (1) share of Series D Preferred Stock, par value $0.001 per share, and a warrant to purchase one (1) share of common stock, $0.001 par value per share, of the Company. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Engagement Letter.

In consideration for the promises contained herein and the mutual obligations of the parties hereto, the receipt and sufficiency of which are hereby expressly acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Amendments. (a) Section 1 of the Engagement Letter is hereby deleted in its entirety and the following is hereby substituted in its stead:

1. The Company hereby engages DO, for the period beginning on the date hereof and ending on the earliest of (a) the date that either party gives the other at least ten (10) days written notice of the termination of this Agreement, which termination may occur with or without cause, (b) March 31, 2027, or (c) the date that the Offering is completed (the “Engagement Period”), to act as the Company’s exclusive financial advisor and investment banker in connection with the proposed Offering (excluding, for the avoidance of doubt, and without limitation, the private placement or public offering of the Company’s common stock, any financings completed with current shareholders of the Company or their affiliates, and any shelf offerings on a Registration Statemen ton Form S-3) during the Engagement Period.

(b) Section 7 of the Engagement Letter is hereby amended to add the following at the end of such section:

The Company agrees to reimburse DO for up to $5,000 of the actual reasonable out-of-pocket fees and expenses of its legal counsel in connection with such legal counsel’s review of any post-qualification amendments of the Company’s offering statement on Form 1-A relating to the Offering, as such maybe updated from time to time.

2. Effect of Amendment. Except as amended as set forth above, the Engagement Letter shall continue in full force and effect.

3. Modification. This Amendment may not be modified or amended except in a writing duly executed by the parties hereto.

4. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, and will become effective and binding upon the parties at such time as all of the signatories hereto have signed a counterpart of this Amendment. All counterparts so executed shall constitute one Amendment binding on all of the parties hereto, notwithstanding that all of the parties are not signatory to the same counterpart. Each of the parties hereto shall sign a sufficient number of counterparts so that each party will receive a fully executed original of this Amendment. All signatures of the parties hereto may be transmitted by facsimile (or other electronic method), and such facsimile (or electronic copy) will, for all purposes, be deemed to be the original signature of such party whose signature it reproduces, and will be binding upon such party.

Very truly yours,

Digital Offering, LLC

By:	/s/ Gordon McBean
Gordon McBean, CEO

Accepted as of the date first above written:

HeartSciences Inc.

By:	/s/ Andrew Simpson
Name:	Andrew Simpson
Title:	Chief Executive Officer